

December 17, 2010

John D. Welch
Interim Chief Financial Officer
Express-1 Expedited Solutions, Inc.
3399 South Lakeshore Drive, Suite 225
Saint Joseph, Michigan 49085

> **Re:** **Express-1 Expedited Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 26, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 12, 2010**
> **File No. 001-32172**

Dear Mr. Welch:

We have reviewed your response letter dated October 12, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Reporting Disclosures, page 16

1.   We have reviewed the proposed disclosure that you provided in response to our prior comment one, as well as your MD&A disclosure regarding results of operations in your Form 10-Q for the quarterly period ended September 30, 2010. However, we do not believe that your revised disclosure is fully responsive to our prior comment. While we acknowledge that you have quantified the absolute impact that the acquisition of LRG International had on the revenue and various expenses recognized by the Concert Group Logistics segment ("CGL"), our reference to this acquisition was meant to serve as only <u>one</u> example of a factor that should be quantified throughout MD&A. In this regard, although the factor cited was specific to CGL, we believe that your disclosure should

have also been revised to quantify the absolute impact of the factors that resulted in material variances in the revenue and costs recognized by your other segments. For example, it appears that it may have been appropriate for you to separately quantify the absolute impact that changes in both sales volume and pricing had on your Express-1 segment's revenue for the three and nine-month periods ended September 30, 2010, given that changes in market conditions appear to have impacted each of those factors. In addition, we believe that your MD&A disclosure regarding Express-1's revenues could be further enhanced by quantifying the absolute impact of the factors that you identified as contributors to the increase in the segment's sales volume – such as, the growth in the sale of services to the home appliance and retail business sectors and the performance of your Mexican freight operation. Furthermore, based upon the proposed expanded disclosure provided in your response, as well as the disclosure contained in your Form 10-Q for the quarterly period ended September 30, 2010, it appears that it may have been appropriate for you to quantify the impact of additional factors that contributed to the increase in the amount of revenue recognized by CGL. Based upon the observations noted above, we reissue our prior comment. For each segment, please ensure that variances in revenue are quantified in terms of both volume and price, if applicable and material. Please provide your proposed expanded disclosure as part of your response.

2. Please refer to your response to our prior comment two. We believe that the proposed table, which provides additional detail regarding each segment's selling, general, and administrative expenses, enhances your MD&A disclosure significantly. However, we believe that your narrative disclosure regarding the costs identified in the table should be revised to discuss the changes in such costs in terms of their drivers. For example, in the MD&A section of your Form 10-Q for the quarterly period ended September 30, 2010, you repeatedly cite increased business volumes and/or revenues as contributors to the increases in your segments' salary and benefit costs. However, given that changes in salary and benefit costs are more directly driven by changes in the number of employees, wages, and/or commissions, it appears that it would be more meaningful to discuss the variances in those costs in terms of such drivers. Please revise your disclosure accordingly, and ensure that all other costs are discussed in terms of their drivers. Furthermore, given that the salary and benefit costs recognized by each segment were also impacted by the reestablishment of benefits that were previously eliminated, revise your narrative disclosure to separately <u>quantify</u> the specific impact of that factor. We note that similar quantification should also be provided when more than one factor has materially impacted the other costs identified in your table. Please provide your proposed expanded disclosure as part of your response.

3. Within your discussion of Express-1, please clarify for us and in your disclosure how rising fuel prices tend to have a negative impact on your gross margin because they are substantially passed through to owner operators. In so doing, explain what is meant by "substantially passed through to owner operators," and how such affects amounts reported by you.

4.	Additionally, please clarify for us and in your disclosure within the discussion of Express-1 what is meant by "adjustments allowed by the market due to tightening truck capacity" that offset negative margin impacts from fuel, and how such affects amounts reported by you.

Liquidity and Capital Resources

Cash Flow, page 26

5.	We have reviewed the proposed disclosure that you provided in response to our prior comment three, as well as your discussion of cash flows attributable to operations in your Form 10-Q for the quarterly period ended September 30, 2010. However, we do not believe that your revised disclosure has adequately addressed our prior comment. In this regard, we note that your disclosure regarding the cash flows attributable to operating activities continues to focus on the change in reported net income, as well as the reconciling items presented on the face of your cash flow statements prepared using the indirect method. For example, we note that you specifically cite/describe (i) the increase in your accounts payable balance as a source of cash and (ii) the increase in your accounts receivable balance as a use of cash. However, we note that these variances more accurately reflect noncash (a) growth in amounts that remained unpaid to your creditors and (b) growth in amounts that remain uncollected from your customers, as opposed to actual sources and uses of cash (i.e., cash flow activity). Furthermore, we note that the quantification of the variances you cited does not capture the fact that actual operating cash inflows attributable to sales and operating cash outflows attributable to costs changed. Based upon the observations noted above, please revise your disclosure to discuss cash flows from operating activities in terms of cash. For example, you could discuss both the timing and amount of collections from customers and payments for various expenses that have been materially impacted (e.g., for purchased transportation, fuel, compensation) on a comparative basis for the periods reported. If timing contributes to the variance, discuss the reason for the change in timing between the periods. Please provide your proposed expanded disclosure as part of your response.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief